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Women-led
Speakeasy Donuts

Donut Shop

Salem, MA
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 2× for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Speakeasy Donuts is seeking investment to purchase equipment and open a location.
First Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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INVESTOR PERKS

Speakeasy Donuts is offering perks to investors. You earn perks based on your total investment amount in this business.

DONUT BOX CLUB Invest $1,000 or more to qualify. 20 of 20 remaining

Receive a box of (12) regular donuts, in a variety of available flavors, once a week for a year!

This is a preview. It will become public when you start accepting investment.
THE STORY OF SPEAKEASY

Speakeasy Donuts is a woman-owned, small licensed pop-up donut shop based out of Salem, MA run by Wren Werner, the sole owner and donut maker.

I create freaky good small batch artisanal donuts fresh from scratch with customized flavors and unique designs.
Founded in May, 2017, I've built my business through pop-ups and catering to the North Shore community.
After building an amazing community of customers and supporters, I'm ready to expand to a storefront to jumpstart the next phase of Speakeasy.
This is a preview. It will become public when you start accepting investment.
THE TEAM
Wren Werner
Founder and Baker

I've been a professional baker for many years and have worked in some of the best bakeries around New England. In May 2017, I decided I wanted to go out on my own and started this pop-up donut shop.

I feel so incredibly lucky to be able to do what I love for a living and have the chance to collaborate with all the amazing small businesses! My pop-up shop is a stepping stone to my real goal which is to one day have a brick and mortar shop so I can offer even more sweet and savory donut deliciousness to you all!

This is a preview. It will become public when you start accepting investment.
What We Offer

Pop Ups

Dishing out donut deliciousness at all the favorite local breweries, distilleries and cider houses! Pre-ordering available for pick-up at pop-ups!

Special Deliveries
From the cute to the macabre!
Check out the latest themed donut boxes for pre-order! Delivered to your door!

Donut Box Pick-Ups
Pre-order a box of fresh, hand-made donut for pick-up at selected locations, dates and times!

Custom Orders
Looking for a special treat?
Custom artisanal donuts for your next celebration.

Letter Donuts
Send that special someone a custom message in donut form!

Catering
Let Speakeasy Donuts make your special event a memorable one! Weddings, engagements, anniversaries, birthdays, block parties and more!

Take a peak 👇

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SWEET, SAVORY & BOOZY DONUTS
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CHARACTER DONUTS
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LETTER DONUTS
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SPOOKY DONUTS
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HOLIDAY DONUTS
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PRESS
3 Scary Donuts Inspired By Movies

3 Halloween Donuts Inspired By Scary Movies 🎃🍩 Can you guess 'em all before the answers are revealed? Find them at Speakeasy Donuts in Massachusetts!

Eat Speakeasy Donuts at The Speakeasy Lab Tomorrow

And more updates to kick off Friday

You Could Eat a 'Gruesomely Sweet' Severed Finger This Weekend

Or you could eat cheap hot dogs on Castle Island or macaron ice cream sandwiches in Somerville, and more news

This is a preview. It will become public when you start accepting investment.
Q&A
What type of donuts do you make?

The majority of the donuts are made from a dough that is very unique. It's a dairy free, nut-less yeast dough which contains eggs. The donuts have a great balance of flavor, soft with a nice chew which makes them the perfect vehicle for either sweet or savory icings and toppings. I also occasionally make seasonal cider and other cake donuts! *Note: Nuts and other flours are present in the kitchen. Even though the yeast dough is dairy free and nut-less some of the toppings and icings are not. All completely dairy free and nut-less donut flavors in the menus are marked with (df) or (nl).

Do you make Gluten-less or Vegan donuts?

Not at this time but will in the future. I currently specialize in Dairy-Free donuts.

Where can I purchase your donuts and how are they sold?

Donuts are available for preorder on my website for pick up at pop-ups or delivery.

Do you have a do you have a storefront?

No I don't have a storefront yet. But that's why we're on Mainvest - Invest to help Speakeasy build our first home!

Do you do sponsorships, special orders, outdoor events or private events such as birthday parties, baby showers, weddings, corporate functions, fundraisers, etc.?

I'll occasionally take special orders depending on the pop-up schedule. I do mostly pop-ups at breweries, distilleries and cider houses. I do offer catering for private events.

Do you have a menu and price list?

I do not have a traditional menu. I create custom menus for each pop-up event and special order. Prices vary depending on flavors and designs.

Can you ship your donuts?

Sorry no I can not ship at this time.

What flavors or designs can you do?

Pretty much anything you can dream up!

What type of donuts do you make?

The majority of the donuts are made from a dough that is very unique. It's a dairy free, nut-less yeast dough which contains eggs. The donuts have a great balance of flavor, soft with a nice chew which makes them the perfect vehicle for either sweet or savory icings and toppings. I also occasionally make seasonal cider and other cake donuts! *Note: Nuts and other flours are present in the kitchen. Even though the yeast dough is dairy free and nut-less some of the toppings and icings are not. All completely dairy free and nut-less donut flavors in the menus are marked with (df) or (nl).

Do you make Gluten-less or Vegan donuts?

Not at this time but will in the future. I currently specialize in Dairy-Free donuts.

Where can I purchase your donuts and how are they sold?

Donuts are available for preorder on my website for pick up at pop-ups or delivery.

Do you have a do you have a storefront?

No I don't have a storefront yet. But that's why we're on Mainvest - Invest to help Speakeasy build our first home!

Do you do sponsorships, special orders, outdoor events or private events such as birthday parties, baby showers, weddings, corporate functions, fundraisers, etc.?

I'll occasionally take special orders depending on the pop-up schedule. I do mostly pop-ups at breweries, distilleries and cider houses. I do offer catering for private events.

Do you have a menu and price list?

I do not have a traditional menu. I create custom menus for each pop-up event and special order. Prices vary depending on flavors and designs.

Can you ship your donuts?

Sorry no I can not ship at this time.

What flavors or designs can you do?

Pretty much anything you can dream up!

What type of donuts do you make?

The majority of the donuts are made from a dough that is very unique. It's a dairy free, nut-less yeast dough which contains eggs. The donuts have a great balance of flavor, soft with a nice chew which makes them the perfect vehicle for either sweet or savory icings and toppings. I also occasionally make seasonal cider and other cake donuts! *Note: Nuts and other flours are present in the kitchen. Even though the yeast dough is dairy free and nut-less some of the toppings and icings are not. All completely dairy free and nut-less donut flavors in the menus are marked with (df) or (nl).

Do you make Gluten-less or Vegan donuts?

Not at this time but will in the future. I currently specialize in Dairy-Free donuts.

Where can I purchase your donuts and how are they sold?

Donuts are available for preorder on my website for pick up at pop-ups or delivery.

Do you have a do you have a storefront?

No I don't have a storefront yet. But that's why we're on Mainvest - Invest to help Speakeasy build our first home!

Do you do sponsorships, special orders, outdoor events or private events such as birthday parties, baby showers, weddings, corporate functions, fundraisers, etc.?

I'll occasionally take special orders depending on the pop-up schedule. I do mostly pop-ups at breweries, distilleries and cider houses. I do offer catering for private events.

Do you have a menu and price list?

I do not have a traditional menu. I create custom menus for each pop-up event and special order. Prices vary depending on flavors and designs.

Can you ship your donuts?

Sorry no I can not ship at this time.

What flavors or designs can you do?

Pretty much anything you can dream up!

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Start up costs $70,500
Mainvest Compensation $4,500
Total $75,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $390,937 $430,030 $460,132 $483,138 $497,632
Cost of Goods Sold $165,964 $182,560 $195,339 $205,105 $211,258
Gross Profit $224,973 $247,470 $264,793 $278,033 $286,374

EXPENSES

Rent $30,000 $30,750 $31,518 $32,305 $33,112

Utilities $4,500 $4,612 $4,727 $4,845 $4,966
Salaries $120,000 $131,999 $141,238 $148,299 $152,747
Repairs & Maintenance $3,000 $3,075 $3,151 $3,229 $3,309
Legal & Professional Fees $2,500 $2,562 $2,626 $2,691 $2,758
Debt Servicing $22,310 $22,867 $23,438 $24,023 $24,623
Operating Profit $42,663 $51,605 $58,095 $62,641 $64,859
This information is provided by Speakeasy Donuts. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
Investment Round Status
Target Raise $75,000
Maximum Raise $150,000
Amount Invested $0
Investors 0
Investment Round Ends February 11th, 2022
Summary of Terms
Legal Business Name Speakeasy Donuts
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
2×
Investment Multiple 1.3×
Business's Revenue Share 4%-8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1st, 2028
Financial Condition
Historical milestones

Speakeasy Donuts has been operating on a part-time basis since May 2017 and has since achieved the following milestones:

Achieved revenue of $19,029 in 2017, which then grew to $41,794 in 2020.

Achieved profit of $18,803 in 2017, which then grew to $29,300 in 2020.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Speakeasy Donuts forecasts the following milestones as a full-time operation.

Secure lease in Salem, MA or near by town by 2022.

Hire for the following positions by 2022: Manager, Bakers/BOH, FOH

Achieve $516,950 revenue per year by 2027.

Achieve $297,500 profit per year by 2027.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Speakeasy Donuts's fundraising. However, Speakeasy Donuts may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Speakeasy Donuts to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Speakeasy Donuts operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Speakeasy Donuts competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Speakeasy Donuts's core business or the inability to compete successfully against the with other competitors could negatively affect Speakeasy Donuts's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Speakeasy Donuts's management or vote on and/or influence any managerial decisions regarding Speakeasy Donuts. Furthermore, if the founders or other key personnel of Speakeasy Donuts were to leave Speakeasy Donuts or become unable to work, Speakeasy Donuts (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Speakeasy Donuts and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Speakeasy Donuts is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Speakeasy Donuts might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Speakeasy Donuts is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Speakeasy Donuts

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Speakeasy Donuts's financial performance or ability to continue to operate. In the event Speakeasy Donuts ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Speakeasy Donuts nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Speakeasy Donuts will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Speakeasy Donuts is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Speakeasy Donuts will carry some insurance, Speakeasy Donuts may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Speakeasy Donuts could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Speakeasy Donuts's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Speakeasy Donuts's management will coincide: you both want Speakeasy Donuts to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Speakeasy Donuts to act conservative to make sure they are best equipped to repay the Note obligations, while Speakeasy Donuts might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Speakeasy Donuts needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Speakeasy Donuts or management), which is responsible for monitoring Speakeasy Donuts's compliance with the law. Speakeasy Donuts will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Speakeasy Donuts is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Speakeasy Donuts fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Speakeasy Donuts, and the revenue of Speakeasy Donuts can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Speakeasy Donuts to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Speakeasy Donuts. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Speakeasy Donuts isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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